UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2007

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On February 13, 2007, NTS Realty Capital, Inc., the Managing General Partner of NTS Realty Holdings Limited Partnership, sent a notice to limited partners regarding a mini-tender offer by MacKenzie Patterson Fuller, LP and its affiliates. A copy of the notice is attached to this current report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:
           99.1   Notice to Limited Partners dated February 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: February 13, 2007

EXHIBIT 99.1

NOTICE TO LIMITED PARTNERS DATED FEBRUARY 13, 2007

February 13, 2007

Dear NTS Realty Holdings Limited Partnership Investor:

On February 6, 2007, we learned of another offer by MacKenzie Patterson Fuller, LP and its affiliates, MPF-NY 2006, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 3, LLC, MPF Flagship Fund 12, LLC, MP Value Fund 5, LLC, MP Value Fund 7, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Patterson Special Fund 5, LLC and MPF Acquisition Co. 3, LLC (collectively, "MacKenzie Patterson"), to purchase your limited partnership units (the "Units") in NTS Realty Holdings Limited Partnership ("NTS Realty") for cash in the amount of $7.50 per Unit. If you decide to sell your Units, MacKenzie Patterson has stated in its offer letter that it will reduce the price it pays you by the amount of any distribution made to you by NTS Realty after "January 17, 2006," although we assume MacKenzie Patterson meant "January 17, 2007." Please note, however, that there can be no assurance that the date included in the offer letter is a scrivener's error. If you sell your Units and the price MacKenzie Patterson pays is reduced by any distributions made to you by NTS Realty after January 17, 2006, the purchase price you will receive for your Units will be reduced by $0.50 per Unit.

This offer, known as a "mini-tender," is structured to avoid the filing, disclosure and procedural requirements designed to protect investors. As the Managing General Partner of NTS Realty, we are responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. Although we believe that MacKenzie Patterson's offer fails to comply with certain procedural safeguards required by the Securities and Exchange Commission (the "SEC") for other tender offers, we remain neutral on whether you should accept or reject MacKenzie Patterson's offer. **We believe that each limited partner's decision on whether to tender Units to MacKenzie Patterson and, if so, how many Units to tender, is a personal investment decision that should be based upon each limited partner's particular circumstances and expectations. We believe that each limited partner should review MacKenzie Patterson's offer, consult its financial and tax advisors and make an independent determination on MacKenzie Patterson's offer using all available information.**

Again, MacKenzie Patterson is offering you up to $7.50 for each of your Units. Our Units are traded on the American Stock Exchange under the trading symbol "NLP." When the market closed on February 6, 2007, the day we received MacKenzie Patterson's offer letter, our Units were trading at $7.62 per Unit. Despite the current trading price of the Units, however, there can be no assurance that the Units will continue to trade on the American Stock Exchange for an amount in excess of the price MacKenzie Patterson has offered you through its mini-tender offer.

In addition, MacKenzie Patterson states in its offer letter that, if you choose to sell your Units to MacKenzie Patterson, it will pay you after the offer expires (March 5, 2007, unless extended by MacKenzie Patterson) and either we or our transfer agent confirm that your Units have been transferred to MacKenzie Patterson. The offer letter indicates that this process can take up to six to eight weeks. In comparison, the American Stock Exchange offers you the opportunity to sell your Units at any time and receive the proceeds from the sale much more quickly.

Despite remaining neutral as to whether you should accept or reject MacKenzie Patterson's offer to purchase your shares, we believe MacKenzie Patterson's offer does not provide you with certain important procedural safeguards associated with tender offers for which filings are required by the SEC. Specifically, if you tender to MacKenzie Patterson, you do not have the right to withdraw your Units. The offer may be rescinded only by MacKenzie Patterson and only if NTS Realty has a material change during the offering period. In comparison, under SEC rules applicable to tender offers, you would be able to withdraw your Units at any time until closing of the tender. Also, MacKenzie Patterson's offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if limited partners tender more Units than MacKenzie Patterson desires to purchase. MacKenzie Patterson's offer indicates that "The Units will be purchased on a first-come, first-buy basis" and that MacKenzie Patterson is willing to purchase up to approximately 1.38% of the outstanding Units. In comparison, under SEC rules applicable to tender offers, MacKenzie Patterson would be required to accept tenders on a pro rata basis.

MacKenzie Patterson also states in the "Assignment Form" included with its mini-tender offer that, for a fee of $10, MacKenzie Patterson will obtain a Medallion Signature Guarantee for you. We believe that any Medallion Signature Guarantee obtained in this manner is improper and invalid. Medallion Signature Guarantees are governed by the Uniform Commercial Code. Pursuant to the relevant section of the Uniform Commercial Code, any person guaranteeing a signature warrants that, at the time of signing: (1) the signature was genuine; (2) the signatory was an appropriate person to sign; and (3) the signatory had legal capacity to sign. As a result, we believe that any Medallion Signature Guarantee must be obtained in person at the time of the signing. We do not believe that a "guarantor" of a signature could warrant any of the foregoing without actually witnessing the signing and meeting the signatory.

Importantly, please note that MacKenzie Patterson's Assignment Form contains qualifications and contingencies that you should carefully read before you make any decision. You should also consult a publication of the U.S. Securities and Exchange Commission entitled "Mini-Tender Offers: Tips for Investors," which is available on the SEC's website at www.sec.gov/investor/pubs/minitend.htm. If you decide to tender and MacKenzie Patterson accepts, we will only accept a request for a transfer as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with our partnership agreement.

Forward Looking Information

This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by NTS Realty with the SEC. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information,
please call 800-928-1492, extension 544.

Sincerely,

/s/ Brian F. Lavin

Brian F. Lavin
President of NTS Realty Capital, Inc.